Item 77I - Terms of new or amended securities

Each of the Munder International Small-Cap Fund, the Munder Mid-Cap Core Growth Fund and the Munder Veracity Small-Cap Value Fund began offering Class R6 shares during the six-month period ended June 30, 2012.

Class R6 shares are not subject to any initial sales charges or contingent deferred sales charges, or any distribution or service fees. Class R6 shares are not subject to any exchange fees.

An investor may purchase Class R6 shares at the net asset value next determined after the shareholder's purchase order is received in proper form. A shareholder may exchange Class R6 shares of one Munder Fund for Class R6 shares of another Munder Fund based on their relative net asset values. Class R6 shares may not be converted to any other class of shares. A shareholder may redeem Class R6 shares at the net asset value next determined after the redemption request is received in proper form.

Investors may purchase Class R6 shares only through participation in employer-sponsored retirement plans or other similar programs where group-level or omnibus accounts are held on the books of the Funds, including, without limitation, 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans, defined benefit plans, and non-qualified deferred compensation plans.

The Munder Funds may refuse purchase orders from ineligible investors who select Class R6 shares.

There is no minimum initial or subsequent investment for Class R6 shares.